UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number:  0-29928

PACIFIC NORTH WEST CAPITAL CORP.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____         No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Explanatory Note: This Amendment to our report on Form 6-K, which was originally filed on April 5, 2010 (the “Original Form 6-K”), is being filed solely for the purpose of amending the Original Form 6-K to incorporate the unaudited interim financial statements and management’s discussion & analysis for the period ended January 31, 2010. This Amendment does not otherwise amend or update the Original Form 6-K.  The Original Form 6-K is being amended and restated in its entirety.

Exhibit List

99.1

News Release dated March 1, 2010

99.2

Material Change Report dated March 1, 2010

99.3

News Release dated March 8, 2010

99.4

Material Change Report dated March 8, 2010

99.5

Unaudited Interim Financial Statements for the period ended January 31, 2010

99.6

Management’s Discussion & Analysis of the Unaudited Interim Financial Statements for the period ended January 31, 2010

99.7
99.8

Form 52-109F2 Certification of Interim Filings - Chief Executive Officer
Form 52-109F2 Certification of Interim Filings - Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.

Registrant

“Linda Holmes”

Linda Holmes (Corporate Secretary)

May 31, 2010

Date